EXHIBIT 1

YEAR 2012 / 3rd QUARTER

RESULTS OF OPERATIONS

OF GLOBAL SOURCES LTD.

The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.

Overview

We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 40 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia.

Our key business objective is to be the preferred provider of content, services and integrated marketing solutions that enable our customers to achieve a competitive advantage.

We believe we offer the most extensive range of media and export marketing services in the industries we serve through our three primary channels – online marketplaces, magazines and trade shows.

We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business-to-business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.

In April 2000, we completed a share exchange with a publicly-traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.

Business Strategy

Our primary target market is comprised of professional medium and large-sized buyers and suppliers. Moreover, our focus is on verified suppliers and verified buyers. Our business strategy is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process.

The Global Sources growth strategy is built around the following four key foundations: further penetration of the market for our export promotion media; new product and market development; expansion into China’s domestic B2B market; and acquisitions, joint-ventures and alliances.

•	Market penetration. Our existing markets offer significant opportunities for further growth. Our objective is to grow our total number of customers and grow the overall level of suppliers’ usage of one or more of the media within our unique, multi-channel solution. We anticipate continued strength from our flagship site Global Sources Online – from our China Sourcing Fairs – and geographically from China.

•	New product and market development. Our plans include increasingly specialized online marketplaces, magazines and trade shows – entries into new geographies as well as entirely new media formats. Some of these initiatives are to augment our core export offering, while others are targeted at China’s domestic B2B market. For example, we launched new China Sourcing Fairs in Brazil in 2012. Regarding new media formats, we continue to enhance our digital magazines and the Online Sourcing Fairs we launched during 2011.

•	Expansion in China’s domestic B2B market. We now have more than a dozen individual media properties serving this market including digital and print magazines, online sites and trade shows.

•	Acquisitions, joint ventures and/or alliances. We intend to support our strategy by looking for acquisitions and/or alliances that will enhance growth and accelerate achievement of our goals. We plan to seek complementary businesses, technologies and products that will help us maintain or achieve market leading positions in particular niche markets. In 2009, our joint venture subsidiary, eMedia Asia Limited, acquired the China International Optoelectronic Expo, and in 2011 eMedia acquired the online media and magazines of EDN China and EDN Asia. In March 2012, we acquired 80% interest in China (Shenzhen) International Brand Clothing & Accessories Fair in mainland China.

Revenue

We derive revenue from two principal sources:

Online and other media services; and Exhibitions, trade shows and seminars.

Online and other media services consists of following two primary revenue streams:

Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees and the digital magazines we launched in July 2010. In April 2011, we launched online sourcing fairs in conjunction with our China Sourcing Fairs exhibitions and the revenue generation from our online sourcing fairs commenced in the third quarter of 2011.

Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications and sourcing research reports. We recognize revenue from our Online and Other Media Services ratably over the period in which the advertisement is displayed.

Exhibitions – trade shows and seminars — Our China Sourcing Fairs offer international buyers direct access to manufacturers in China and elsewhere in Asia. The first China Sourcing Fair was held in the fourth quarter of 2003. Subsequently, we have held several China Sourcing Fairs events from 2004 to 2011. In 2007, we launched China Sourcing Fairs events in Dubai and Shanghai and we launched China Sourcing Fairs events in India in 2008. We have been hosting the China International Optoelectronic Expo in Shenzhen, China in the third quarter of each year since 2010. We also launched China Sourcing Fairs events in Johannesburg, South Africa in the fourth quarter of 2010 and held China Sourcing Fairs events in Singapore in the fourth quarter of 2010. We launched new China Sourcing Fairs events in Miami, USA in July 2011. We established a new division to develop domestic shows in China, under our new Global Sourcing Fairs brand and we held three Global Sourcing Fairs events in Shanghai and Shenzhen, China in 2011. In the first quarter of 2012, we held our International IC China Conferences and Exhibitions in Shenzhen, China and in the second quarter of 2012, we held our China Sourcing Fairs events in Hong Kong and Dubai and Global Sourcing Fairs events in Shanghai, China. In March 2012, we acquired 80% interest in the China (Shenzhen) International Brand Clothing & Accessories Fair which was held in Shenzhen, China in July 2012. In the third quarter, we launched new China Sourcing Fairs events in Sao Paulo, Brazil in August 2012, held our China Sourcing Fairs events in Miami, USA, China International Optoelectronic Expo in Shenzhen, China and our rescheduled China Sourcing Fairs events in Mumbai, India. In the previous year, our China Sourcing Fairs events in Mumbai, India were held in the fourth quarter of 2011.

We derive revenue primarily from rental of exhibit space, and also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We recognize exhibitor services revenue at the completion of the related events. Our major China Sourcing Fairs in Hong Kong are scheduled to be held in the second quarter and fourth quarter of each financial year. As a result, second and fourth quarter revenues are expected to be higher than the first and third quarter revenue.

Consolidated Results

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$34,115	$36,669	$103,748	$104,612
Exhibitions	23,342	9,006	56,066	42,498
Miscellaneous	1,646	1,305	4,984	3,948
	59,103	46,980	164,798	151,058
Operating Expenses:
Sales	18,686	17,249	57,252	55,058
Event production	6,548	2,616	16,534	13,364
Community and content	8,172	7,859	24,068	24,648
General and administrative	10,647	10,315	32,225	28,939
Information and technology	3,326	3,294	9,965	9,537
Total Operating Expenses	47,379	41,333	140,044	131,546
Profit from Operations	11,724	5,647	24,754	19,512
Net profit attributable to the Company’s shareholders	$8,205	$3,963	$21,029	$17,587
Diluted net profit per share attributable to the Company’s shareholders	$0.23	$0.11	$0.59	$0.50
Shares used in diluted net profit per share calculations	35,862,759	35,482,592	35,718,965	35,387,418

Note: 1. Online and other media services consists of:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$29,975	$30,378	$90,897	$87,480
Print services	4,140	6,291	12,851	17,132
	$34,115	$36,669	$103,748	$104,612

The following table represents our revenue by geographical areas:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

China	$50,143	$37,510	$134,806	$117,940
Rest of Asia	7,490	7,723	25,058	27,589
United States	1,279	1,510	4,300	4,825
Europe	154	182	478	461
Others	37	55	156	243
Total revenue	$59,103	$46,980	$164,798	$151,058

Revenue

Our total revenue grew by 26% to $59.1 million during the three months ended September 30, 2012 from $47.0 million during the three months ended September 30, 2011 due mainly to the growth in our exhibitions business. China accounted for 85% of total revenue during the three months ended September 30, 2012 compared to 80% of total revenue during the three months ended September 30, 2011. Our Online and Other Media Services revenue declined by 7% from $36.7 million during the three months ended September 30, 2011 to $34.1 million during the three months ended September 30, 2012 resulting from a 5% decline in our Online and Other Media Services revenue in our China market and declines in our US market, Hong Kong, Taiwan and other Asian markets. Our China market represented 79% of Online and Other Media Services revenue during the third quarter of 2012 compared to 77% during the third quarter of 2011. The decline in our Online and Other Media Services revenue resulted mainly from a reduction of 34% in our print advertising revenue and a 1% decrease in our revenue relating to hosting online websites and digital magazines for our customers. Magazine advertising continues to be under pressure from the global shift by advertisers away from print advertising. Our Exhibitions revenue grew by 159% to $23.3 million during the three months ended September 30, 2012 compared to $9.0 million during the three months ended September 30, 2011 mainly contributed by the newly acquired Shenzhen International Brand Clothing & Accessories Fair (SZIC) held in July 2012, our newly launched China Sourcing Fairs events in Brazil held in August 2012, our rescheduled China Sourcing Fairs events in India held in September 2012 that were held in the fourth quarter during 2011 and an increase in booth sales for the China International Optoelectronics Exhibition.

Total revenue grew by 9% to $164.8 million during the nine months ended September 30, 2012 from $151.1 million during the nine months ended September 30, 2011. Our Online and Other Media Services revenue declined by $0.9 million or 1% to $103.7 million for the nine months ended September 30, 2012, as compared with $104.6 million for the nine months ended September 30, 2011 primarily due to declines in some of our Asian and US markets offset by a 2% growth in our China market. The decline in our Online and Other Media Services revenue resulted mainly from a 25% decline in our print advertising offset by an increase of 4% in our revenue from hosting online websites and digital magazines for our customers. China represented 79% of Online and Other Media Services revenue for the nine months ended September 30, 2012 compared to 77% for the nine months ended September 30, 2011. Our Exhibitions revenue grew from $42.5 million for the nine months ended September 30, 2011 to $56.1 million for the nine months ended September 30, 2012, an increase of 32%, due mainly to the revenue contributed by the newly acquired SZIC events in July 2012, the launching of our China Sourcing Fairs events in Brazil and the rescheduling of China Sourcing Fairs events in India in September 2012 which were previously held in fourth quarter of 2011 and increase in our booth sales in our China Sourcing Fairs events in Hong Kong in April 2012 and Global Sourcing Fairs events that we held in June 2012 in Shanghai. The above increase was partially offset by decrease in booth sales for our China Sourcing events in Dubai and International IC China Conferences and Exhibitions in Shenzhen, China.

Total revenue from China grew by 14% during the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 although our total company revenue grew only by 9% during the period.

Operating expenses

Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. For online and other media services, the commission expense is recognized when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is recognized when the associated revenue is recognized upon conclusion of the event. Sales costs consist of operating costs for our sales departments and the commissions, marketing fees and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts.

Sales costs increased by 8% from $17.3 million during the three months ended September 30, 2011 to $18.7 million during the three months ended September 30, 2012. This was mainly attributed to the growth in our exhibitions revenue and increase in marketing fees off-set partially by lower rate of sales cost for certain exhibition events resulting in lower rate of growth in sales costs compared to growth rate in revenue. In addition, during 2012, Value Added Tax (VAT) has been introduced to replace the business tax on advertising and exhibitions businesses in China. The implementation is carried out in a phased manner starting with Shanghai region in the first quarter and is expected to be gradually implemented in all regions across the country. The introduction of VAT resulted in a lower China business tax expense for the quarter. Sales costs increased by 4% from $55.1 million during the nine months ended September 30, 2011 to $57.3 million during the nine months ended September 30, 2012. The increase in sales costs was mainly due to growth in sales commission expense arising from the growth in revenue and increase in marketing fees, off-set partially by lower rate of sales cost for certain exhibition events as explained above and by a reduction in business tax expense due to implementation of VAT in China.

Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs increased by 150% from $2.6 million for the three months ended September 30, 2011 to $6.5 million for the three months ended September 30, 2012. The increase was mainly attributed to more events held in the third quarter of 2012 such as the China (Shenzhen) International Brand Clothing & Accessories Fair event that was newly acquired this year, the China Sourcing Fairs events in Brazil that we launched in August 2012 and the rescheduled China Sourcing Fairs events in India in September 2012. In 2011, the China Sourcing Fairs events in India were held in November.

Event production costs increased from $13.4 million during the nine months ended September 30, 2011 to $16.5 million during the nine months ended September 30, 2012, an increase of 23%. The increase was due to higher event production costs due to higher number of events in the first nine months of 2012 compared to that for first nine months of 2011, off-set partially by reduction in event production costs resulting from lower number of booths sold especially in the China Sourcing Fairs events in Dubai and International IC China Conferences and Exhibitions in Shenzhen, China in the first half of 2012 compared to the first half of 2011.

Community and Content. Community and content costs consist of the costs incurred for servicing our buyer community, for marketing our products and services to the global buyer community and our content management services costs for our print publications business and online services business. Community and content costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation and magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed as incurred.

Community and content costs increased by 4% from $7.9 million during the three months ended September 30, 2011 to $8.2 million during the three months ended September 30, 2012 due mainly to increase in buyer promotion costs for our exhibition events as we held more events during the third quarter of 2012 compared to third quarter of 2011, offset by declines in our bulk circulation costs, printing charges, paper consumption and fees paid to consultants. We also reduced our content management services costs.

Community and content costs decreased by 2% from $24.6 million during the nine months ended September 30, 2011 to $24.1 million during the nine months ended September 30, 2012 due mainly to the decline in our bulk circulation costs, printing charges, paper consumption and reduction in our content management services costs partially offset by increase in buyer promotion expenses relating to our exhibitions business.

General and Administrative. General and administrative costs consist mainly of corporate staff compensation, marketing costs, office rental, depreciation, communications and travel costs, foreign exchange gains/losses arising from the revaluation of monetary assets and monetary liabilities, amortization of software and intangible assets.

We have issued share awards under two equity compensation plans (“ECP”) to former employees, consultants and employees of third party service providers after they resigned or retired from their respective employment or consultancy service. Under these two plans, the share grants vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the plan. The Company has the ability to enforce the non-compete agreement by forfeiting the unvested shares if the grantee fails to comply with the non-compete terms. There is no vesting condition other than the non-compete terms. We recognize the intangible asset relating to the non-compete provisions of each of the above awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period specified in the award on a straight-line basis. The amortization expense relating to these intangible assets is included in the general and administrative costs.

In the second quarter of 2012, we established The Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012) to issue share awards to former employees, consultants and employees of third party service providers when they resign or retire from their respective employment or consultancy service. Under this plan, the share grants vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the plan. The Company has the ability to enforce the non-compete agreement by forfeiting the unvested shares if the grantee fails to comply with the non-compete terms. There is no vesting condition other than the non-compete terms. On each vesting date, we recognize the intangible asset relating to the non-compete provisions of the vested shares at the fair value of the respective vested shares. The intangible asset recorded is fully amortized on the vesting date. The amortization expense relating to these intangible assets will be included in the general and administrative costs. There were no vested shares under this plan during the nine months ended September 30, 2012.

In December 2009, our subsidiary, eMedia Asia Limited acquired 70% interest in China International Optoelectronic Expo exhibition business. We recorded the acquired intangible assets at fair value of $5.8 million and goodwill of $2.5 million in connection with this acquisition. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs.

On April 2, 2011, our subsidiary, eMedia Asia Limited acquired 100% interest in EDN China and EDN Asia publications business and recorded the acquired intangible assets at fair value of $1.6 million and goodwill of $2.0 million in connection with this acquisition. The net book values of the intangible assets and goodwill as at September 30, 2012 were $1.1 million and $1.4 million respectively. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs. The Management will perform an annual impairment review in the fourth quarter of 2012 and the impairment charge, if any, will be recorded in the general and administrative costs in the same quarter.

On March 9, 2012, we acquired 80% interest in China (Shenzhen) International Brand Clothing & Accessories Fair in mainland China. The accounting for this acquisition is still in progress. We recorded the acquired intangible assets at an estimated fair value in the first quarter of 2012 and we subsequently updated those estimates in the third quarter of 2012, to intangible assets of $20.4 million, goodwill of $5.0 million and related deferred tax liabilities of $5.1 million in connection with this acquisition. We expect to finalize the accounting for this acquisition in the fourth quarter of 2012. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs.

General and administrative costs increased by 3% from $10.3 million during the three months ended September 30, 2011 to $10.6 million during the three months ended September 30, 2012, due mainly to increases in depreciation cost attached to the acquisition of the Shanghai property in the third quarter of 2011 and amortization expense for acquired intangible assets relating to the China (Shenzhen) International Brand Clothing & Accessories Fair business off-set partially by foreign exchange gains.

General and administrative costs increased by 11% from $28.9 million during the nine months ended September 30, 2011 to $32.2 million during the nine months ended September 30, 2012, due mainly to increases in marketing expenses, payroll costs, depreciation cost attached to the acquisition of the Shanghai property in the third quarter of 2011 and amortization expenses for acquired intangible assets relating to the China (Shenzhen) International Brand Clothing & Accessories Fair business.

Information and Technology. Information and technology costs consist mainly of payroll, office rental, depreciation costs and fees paid to third parties relating to our information and technology support services and the updating and maintenance of Global Sources Online. Information and technology costs for the three months ended September 30, 2012 remained relatively constant at $3.3 million when compared to those for the three months ended September 30, 2011.

Information and technology costs increased by 5% from $9.5 million during the nine months ended September 30, 2011 to $10.0 million during the nine months ended September 30, 2012 due mainly to increases in payroll costs and fees paid to third party consultants off-set partially by a decline in internet and website hosting costs.

Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (“ECP”) to both employees and non-employees. The Company’s share awards to non-employees are share grants to consultants and to employees of third party service providers. We also recognize non-cash compensation expenses relating to the share awards granted to our directors under The Global Sources Directors Share Grant Award Plan.

The share grants to employees and non-employees vest over a six-year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the awardees who received the share grants must continue to provide the services during the vesting period. The awardees will receive the shares on the respective vesting dates if they continue to render services to the Company. If an awardee ceases to provide services, any shares that have not vested are forfeited.

Persons eligible to receive grants under the Global Sources Directors Share Grant Award Plan are the directors of the Company. Share grants to directors will be vested at the end of four years or in accordance with such other vesting schedule as may be determined by the Plan Committee.

The Company accelerates the vesting of share grants in the event of death of an awardee or if the Company is in liquidation or in certain cases, if there is a takeover or a change of control of the Company.

The total non-cash compensation expenses, resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses during the three months ended September 30, 2012 and during the three months ended September 30, 2011 were $0.7 million. The non-cash compensation expenses for the nine months ended September 30, 2012 and September 30, 2011 were $1.8 million and $2.0 million respectively.

The corresponding amounts for the non-cash compensation expenses were credited to shareholders’ equity.

Profit From Operations. The total profit from operations during the three months ended September 30, 2012 was $11.7 million as compared to $5.6 million during the three months ended September 30, 2011. The increase in total profit from operations resulted mainly from increase in revenue partially offset by increases in sales costs, event production costs, community and content costs and general and administrative costs.

The total profit from operations during the nine months ended September 30, 2012 was $24.8 million as compared to $19.5 million during the nine months ended September 30, 2011. The increase in total profit from operations resulted mainly from increase in revenue and reduction in community and content costs partially offset by increases in sales costs, event production costs, general and administrative costs and information and technology costs.

Interest income. We recorded interest income of $0.3 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the three months ended September 30, 2012 compared to an interest income of $0.08 million during the three months ended September 30, 2011. The growth in interest income was mainly due to higher yield on the term deposits with the banks during the three months ended September 30, 2012.

We recorded interest income of $0.7 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the nine months ended September 30, 2012 compared to an interest income of $0.2 million during the nine months ended September 30, 2011. The increase in interest income was mainly due to higher yield on the term deposits with the banks for the nine months of 2012.

Income Taxes. Certain subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Some of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.

We reported a tax provision of $1.5 million during the three months ended September 30, 2012 and $0.6 million during the three months ended September 30, 2011. The increase is mainly due to the tax provision on the growth in profit from our China domestic exhibitions business.

We reported a tax provision of $2.1 million during the nine months ended September 30, 2012 and $1.2 million for the nine months ended September 30, 2011. The increase is mainly due to the tax provision on the growth in profit from our China domestic exhibition business.

Net profit attributable to the Company. Net profit attributable to the Company increased from $4.0 million during the three months ended September 30, 2011 to $8.2 million during the three months ended September 30, 2012. The increase in net profit attributable to the Company resulted mainly from increases in revenue and interest income offset partially by increases in sales costs, event production costs, community and content costs and general and administrative costs, and increase in tax provision.

Net profit attributable to the Company increased from $17.6 million during the nine months ended September 30, 2011 to $21.0 million during the nine months ended September 30, 2012. The increase in net profit attributable to the Company resulted mainly from a growth in revenue, higher interest income and a reduction in community and content costs partially offset by an increase in sales costs, event production costs, general and administrative costs and information and technology costs compared to the same period in 2011 and impairment loss on investment in associate in 2012 and increase in tax provision.

Diluted Net profit Per Share. The diluted net profit per share attributable to the Company’s shareholders increased from $0.11 for the three months ended September 30, 2011 to $0.23 for the three months ended September 30, 2012. The number of shares used for the computation of net profit per share increased from 35.5 million to 35.9 million.

The diluted net profit per share attributable to the Company’s shareholders increased from $0.50 for the nine months ended September 30, 2011 to $0.59 for the nine months ended September 30, 2012. The number of shares used for the computation of net profit per share increased from 35.4 million to 35.7 million.

Liquidity and Capital Resources

We financed our activities for the nine months ended September 30, 2012 using cash generated from our operations and we had no bank debt as at September 30, 2012.

Net cash generated from operating activities was $26.2 million for the nine months ended September 30, 2012, compared to $45.8 million cash generated from operating activities for the nine months ended September 30, 2011. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.

Receivables from sales representative organizations increased from $6.5 million as of December 31, 2011 to $11.8 million as of September 30, 2012 as the sales representatives collected money for our fourth quarter 2012 exhibition events. These collections will be transferred to our bank accounts in the coming months. In the long term, if our China business and our exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase. All the authorized signatories to the collection depository bank accounts maintained by our sales representatives in China are our employees, a majority of whom are our senior management.

In 2004, 2007 and 2008 we purchased office space of 9,000 square meters, 1,939.38 square meters and 6,364.50 square meters respectively, in commercial buildings in Shenzhen China. In 2008 we also purchased office space of 22,874 square feet together with six car parking spaces in a commercial building in Hong Kong SAR. In the third quarter of 2011, we purchased office space of approximately 6,668 square meters in a commercial building in Shanghai, China at a purchase price of approximately $52.0 million, to support our continued business expansion in China. The payments for this acquisition were funded from our internal cash resources. These buildings are situated on leasehold lands with lease periods ranging between 50 to 55 years. We record the depreciation on these assets on a straight-line basis over the remaining lease term. As at December 31, 2011, the usage of the office space was reviewed and based on the Company’s intention; the portion of the properties with net book value amounting to $75.4 million that is designated to generate rental income in the short to medium term has been re-classified as Investment Properties. The total net book value of these four office properties including the portion classified as investment property and the portion classified under Property and Equipment as of September 30, 2012 and as of December 31, 2011 was $122.7 million and $124.5 million respectively. The total market value of these office properties as of December 31, 2011 was $209.8 million based on independent valuation reports prepared by Savills Valuation and Professional Services Limited, Hong Kong. Based on our management’s assessment the total market value of the office properties as of September 30, 2012 was not less than their total market value as of December 31, 2011. We did not record the market valuation gains as we record our property and equipment and investment properties at cost less the accumulated depreciation.

Advance payments received from customers were $115.4 million as of September 30, 2012, compared to $110.1 million as at December 31, 2011, which improved our liquidity. The majority of our customers in China pay us in advance for our Online and Other Media Services business. The majority of our Exhibitions business collections are advance payments.

We continuously monitor collections from our customers and maintain an adequate provision for impairment of receivables. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional provisions may be required in future.

We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity. We invest excess cash on hand in U.S. Treasury Bills, in term deposits with major banks and available-for-sale securities to generate interest income. The market values of U.S. Treasury Bills, term deposits with banks and available-for-sale securities as at September 30, 2012 were $13.3 million, $63.5 million and $2.4 million respectively compared to the market values of U.S. Treasury Bills and term deposits with banks as at December 31, 2011 of $13.3 million, $59.1 million and nil, respectively. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at September 30, 2012, the unutilized amount under this facility was approximately $0.4 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at September 30, 2012, such guarantee amounted to $0.003 million.

We did not recognize deferred income tax assets of $9.2 million in respect of losses as at September 30, 2012 that can be carried forward against future taxable income as the losses arose from dormant and/or loss-making subsidiaries whereby the realization of the related tax benefit through future taxable profits is not probable.

During the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years, and in January 2011, we signed supplemental agreements for additional space, increasing the total amount to $44.5 million. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party. In May 2010, we entered into a number of venue license agreements for our exhibition events amounting to a gross value of approximately $16.7 million in payments over five years. Again, in December 2010, we entered into a number of venue license agreements for our exhibition events amounting to a gross value of approximately $3.3 million in payments over four years. In the second quarter of 2012 we signed additional agreements for a total amount of $0.3 million. The agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. In the fourth quarter of 2012, we signed additional agreements for a total amount of $21.4 million. The agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. As of September 30, 2012, we have paid approximately $45.2 million under these agreements.

On February 4, 2008, our board of directors authorized a program to buy back up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of September 30, 2012, we have not bought back any of our shares under this program.

In March 2012, we acquired 80% interest in Haoji Group Limited which, through a subsidiary incorporated in Hong Kong, owns 100% of Huanyu Shishang Exhibition (Shenzhen) Co., Ltd, a company incorporated in China, that organizes and hosts the China (Shenzhen) International Brand Clothing & Accessories Fair (SZIC), one of the largest fashion shows in Asia, for a total consideration of up to approximately $17.0 million, comprising an initial cash consideration of up to approximately $12.7 million that was paid upon completion of the transaction, and another additional cash consideration of up to approximately $4.3 million that is payable upon certain performance related conditions being fulfilled. SZIC is held annually in Shenzhen, one of the major cities in garment designing and manufacturing in China. Started in 2001, the show has continually grown and developed each year. The 2012 show was held in July 2012. The apparel industry in China is moving from pure manufacturing to design and innovation, driving Chinese brands to become more well-known and prestigious, ultimately accelerating China’s domestic demand. With SZIC’s dominant presence in the expanding fashion industry combined with Global Sources’ established global presence and strong network in China, this investment positions us to take advantage of this emerging opportunity. The acquisition costs relating to this acquisition was $0.3 million of which $0.05 million was expensed in 2011 and the remaining amount was expensed in the nine months ended September 30, 2012 under the general and administrative expenses in the consolidated income statement. We recorded this acquisition as a business combination. Details of the fair value of assets acquired and liabilities assumed, the amount of goodwill to be recorded and the effect on the cash flows for the Group are not disclosed, as the accounting for this acquisition is still in progress. We recorded the acquired intangible assets at an estimated fair value in the first quarter of 2012 and we subsequently updated those estimates in the third quarter of 2012, to intangible assets of $20.4 million, goodwill of $5.0 million and related deferred tax liabilities of $5.1 million in connection with this acquisition. We expect to finalize the accounting for this acquisition in the fourth quarter of 2012. The amortization expense relating to these acquired intangible assets of $1.3 million is included in the general and administrative costs in the consolidated income statement for the nine months ended September 30, 2012. We recorded $0.3 million credit to income tax expense, in relation to the deferred tax liabilities arising from these intangible assets in the consolidated income statement for the nine months ended September 30, 2012. The acquired entities are being consolidated with effect from the date of acquisition.

In March 2012, we subscribed to an approximate 10% of equity interest in Shooii Limited, an Australian start-up company, which operates an online retail platform for footwear for approximately $0.3 million. This was recorded as investment in associates and was included in the long term investments in our balance sheet. During the second quarter of 2012, management carried out an impairment assessment and determined that this investment has been fully impaired as Shooii Limited suffered severe cash flow problems and all their attempts to find new sources of financing failed, resulting in Shooii Limited going under official administration and faces a prospect of being liquidated. We recorded an impairment loss relating to this investment of $0.3 million under “Impairment loss on investment in associate” in our income statement for the nine months ended September 30, 2012.

We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital needs, capital expenditure requirements and cash commitments for the next 12 months. However, looking to the long term, we may raise additional share capital, or sell debt securities, or obtain credit facilities as and when required to further enhance our liquidity position, and an issue of additional shares could result in dilution to our shareholders.

Recent Accounting Pronouncements

The following recent accounting pronouncements that are applicable to us in 2012 but do not have a material effect on our results of operations and financial condition:

(i)	IFRS 13, “Fair value measurement”

We are still evaluating the impact on our results of operations and financial condition of the following recent accounting pronouncements that are applicable for accounting periods beginning January 1, 2013:

(i)	IFRS 9, “Financial instruments”
(ii)	IFRS 10, ‘Consolidated financial statements’
(iii)	IFRS 11, ‘Joint arrangements’
(iv)	IFRS 12, ‘Disclosures of interests in other entities’
(v)	IAS 19 (revised), ‘Employee benefits’

IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and U.S. GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or U.S. GAAP. We adopted IFRS 13 for the accounting period beginning on 1 January 2012 and it is unlikely that this standard will have significant impact on our Group’s financial statements.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. We have yet to assess IFRS 9’s full impact and intend to adopt IFRS 9 no later than the accounting period beginning on 1 January 2013.

IFRS 10, Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. We have yet to assess IFRS 10’s full impact and intend to adopt IFRS 10 no later than the accounting period beginning on 1 January 2013.

IFRS 11 replaces the guidance on ‘Joint ventures’ in IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method thus eliminating the option to proportionally consolidate such ventures. We have yet to assess IFRS 11’s full impact and intend to adopt IFRS 11 no later than the accounting period beginning on 1 January 2013.

IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. We have yet to assess IFRS 12’s full impact and intend to adopt IFRS 12 no later than the accounting period beginning on 1 January 2013.

IAS 19, ‘Employee benefits’ was amended in June 2011. The requirements of the standard are as follows: to eliminate the corridor approach and recognize all actuarial gains and losses in other comprehensive income as they occur; to immediately recognize all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). We have yet to assess the full impact of the amendments.

Qualitative and Quantitative Disclosures about Market Risk

During the nine months ended September 30, 2012 and the nine months ended September 30, 2011, we have not engaged in foreign currency hedging activities.

In the nine months ended September 30, 2012 and the nine months ended September 30, 2011, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

Forward-looking Statements

Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.

These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.

In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.